SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13G
             Under the Securities Exchange Act of 1934

                         (Initial Filing)*

                   Gulf Canada Resources Limited
             ------------------------------------------
                          (Name of Issuer)


                          Ordinary Shares
             -------------------------------------------
                  (Title of Class and Securities)

                             40218L305
             --------------------------------------------
               (CUSIP Number of Class of Securities)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                  (Continued on following page(s))

CUSIP No. 40218L305                                             13G
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
-------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY           11,844,000 shares
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED OR NO VOTING POWER
                                   :    22,864,400 shares (Shared)
                                         2,132,000 shares (None)
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :    13,976,000 shares
                                   --------------------------------
                                   :(8)  SHARED DISPOSITIVE POWER
                                   :     22,864,400 shares
-------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Discretionary & Non-discretionary Accounts)
       36,840,400 shares
-------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      10.6 %
-------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IA
-------------------------------------------------------------------











CUSIP NO. 40218L305                                      13G
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Longleaf Partners Small-Cap Fund        I.D. No.  62-1376170

-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts business trust
-------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY           None
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED VOTING POWER
                                        21,584,400 shares
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER
                                   :    None
                                   --------------------------------
                                   :(8) SHARED DISPOSITIVE POWER
                                        21,584,400 shares
-------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     21,584,400 shares
-------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       6.2 %
-------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IV
-------------------------------------------------------------------














CUSIP NO. 40218L305                                      13G
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Longleaf Partners International Fund     I.D. No.  62-1749486

-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts business trust
-------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY           None
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED VOTING POWER
                                        1,280,000 shares
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER
                                   :    None
                                   --------------------------------
                                   :(8) SHARED DISPOSITIVE POWER
                                        1,280,000 shares
-------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,280,000
-------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       0.4 %
-------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IV
-------------------------------------------------------------------














CUSIP No. 40218L305                                             13G
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. ###-##-####
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
-------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED VOTING POWER

                                   :    None
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER

                                   :    None
                                   --------------------------------
                                   :(8) SHARED DISPOSITIVE POWER

                                   :    None
-------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None  (See Item 3 )
-------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0%
-------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IN
-------------------------------------------------------------------










Item 1.

     (a). Name of Issuer: Gulf Canada Resources Limited
           ("Issuer")

     (b). Address of Issuer's Principal Executive Offices:

          One Norwest Center
          1700 Lincoln Street; Suite 5000
          Denver, CO 80203-4525

Item 2.

     (a) and (b). Names and Principal Business Addresses of Persons
         Filing:

         (1). Southeastern Asset Management, Inc.
              6410 Poplar Ave., Suite 900
              Memphis, TN 38119

         (2). Longleaf Partners Small-Cap Fund
              Longleaf Partners International Fund
              6410 Poplar Ave., Suite 900
              Memphis, TN 38119

         (3). Mr. O. Mason Hawkins
              Chairman of the Board and C.E.O.
              Southeastern Asset Management, Inc.
              6410 Poplar Ave. Suite 900
              Memphis, TN 38119

     (c). Citizenship:

          Southeastern Asset Management, Inc. - A Tennessee corporation

          Longleaf Partners Small-Cap Fund and Longleaf Partners
            International Fund -- series of Longleaf Partners Funds Trust, a Massachusetts business trust

          Mr. O. Mason Hawkins - U.S. Citizen

     (d). Title of Class of Securities:  Ordinary Shares (the
            "Securities").

     (e). Cusip Number: 40218L305


Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a:

     (d). Investment Company registered under Sec. 8 of the
          Investment Company Act- Longleaf Partners Small-Cap Fund and Longleaf Partners International Fund, which are series of Longleaf Partners Funds Trust.

     (e). Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. This statement is being filed by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities covered by this report are owned legally by Southeastern's investment advisory clients and none are owned directly or indirectly by Southeastern. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Southeastern Asset Management, Inc. is the beneficial owner of any of the securities covered by this statement.

     (g). Parent Holding Company. This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and Chief Executive Officer of Southeastern Asset Management, Inc. in the event he could be deemed to be a controlling person of that firm as the result of his official positions with or ownership of its voting securities. The existence of such control is expressly disclaimed. Mr. Hawkins does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.

Item 4. Ownership:

     (a). Amount Beneficially Owned: (At December 31, 1998)
          36,840,400 shares

     (b). Percent of Class: 10.6 %. Percentage is based on
          348,935,744 ordinary shares outstanding at September 30, 1998, as reported in the Issuer's Form 10-Q.

     (c). Number of shares as to which such person has:

          (i).   sole power to vote or to direct the vote:
                 11,844,000 shares

          (ii).  shared or no power to vote or to direct the vote:

                 Shared - 22,864,400 shares.  Consists of
                 21,584,400 shares owned by Longleaf Partners
                 Small-Cap Fund and 1,687,804 shares owned by Longleaf Partners International Fund, which are series of Longleaf Partners Funds Trust, an open-end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

                 No Power to Vote - 2,132,000 shares.

          (iii). sole power to dispose or to direct the disposition of: 13,976,000 shares

          (iv). shared power to direct the disposition - 22,864,400 shares. Consists of 21,584,400 shares owned by Longleaf Partners Small-Cap Fund and 1,687,804 shares owned by Longleaf Partners International Fund, which are series of Longleaf Partners Funds Trust, an open-end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

Item 5. Ownership of Five Percent or Less of a Class:  N/A

Item 6. Ownership of More Than Five Percent on Behalf of Another
        Person:  N/A

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent
        Holding Company:  N/A

Item 8. Identification and Classification of Members of the Group:
        N/A

Item 9. Notice of Dissolution of Group:  N/A

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.














                             Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: January 7, 1999

Southeastern Asset             Longleaf Partners Small-Cap Fund
Management, Inc.             Longleaf Partners International Fund

By  /s/ Charles D. Reaves         By  /s/ Charles D.  Reaves
---------------------------       --------------------------
Charles D. Reaves                    Charles D. Reaves
Vice President and                   Executive Vice President
  General Counsel


O. Mason Hawkins, Individually

/s/ O. Mason Hawkins
-----------------------

                       Joint Filing Agreement


In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of the 7th day of January, 1999.

Southeastern Asset            Longleaf Partners Small-Cap Fund
Management, Inc.            Longleaf Partners International Fund

By  /s/ Charles D. Reaves         By  /s/ Charles D.  Reaves
---------------------------       --------------------------
Charles D. Reaves                    Charles D. Reaves
Vice President and                   Executive Vice President
  General Counsel


O. Mason Hawkins, Individually

/s/ O. Mason Hawkins
-----------------------